Exhibit 12.1
Bancorp Rhode Island, Inc.
Computation of Earnings to Fixed Charges
(In Thousands)

	Years Ended December 31,
	2009	2008	2007	2006	2005

Ratio 1: including deposit interest
Earnings:
Income before income taxes	$8,041	$13,571	$13,304	$11,287	$14,409
Fixed charges	27,425	35,388	45,312	39,480	27,060

Total	35,466	48,959	58,616	50,767	41,469

Fixed charges:
Interest-bearing demand	60	162	391	356	590
Money market accounts	367	69	135	161	235
Savings accounts	3,380	7,042	11,028	7,929	4,734
Certificate of deposit accounts	11,061	14,306	17,676	14,030	8,962
Other borrowings	11,357	12,402	14,087	15,038	10,826
Subordinated debentures	730	949	1,509	1,460	1,272
Portion of rents representative of the interest factor (1/3) of rental expense	470	458	486	506	441

Total fixed charges	$27,425	$35,388	$45,312	$39,480	$27,060

Ratio of earnings to fixed charges (times)	1.29	1.38	1.29	1.29	1.53

Ratio 2: excluding deposit interest
Earnings:
Income before income taxes	$8,041	$13,571	$13,304	$11,287	$14,409
Fixed charges	12,557	13,809	16,082	17,004	12,539

Total	20,598	27,380	29,386	28,291	26,948

Fixed charges:
Other borrowings	11,357	12,402	14,087	15,038	10,826
Subordinated debentures	730	949	1,509	1,460	1,272
Portion of rents representative of the interest factor (1/3) of rental expense	470	458	486	506	441

Total fixed charges	$12,557	$13,809	$16,082	$17,004	$12,539

Ratio of earnings to fixed charges (times)	1.64	1.98	1.83	1.66	2.15